Shift Technologies, Inc.

290 Division Street, Suite 400

San Francisco, California 94103-4234

April 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Janice Adeloye

Re:	Shift Technologies, Inc.
Registration Statement on Form S-3
Filed on March 16, 2022
File No. 333-263613

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Shift Technologies, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-263613 (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time on Tuesday, April 26, 2022 or as soon thereafter as practicable.

Please do not hesitate to contact Martin C. Glass of Jenner & Block LLP at (212) 891-1672 with any questions or comments concerning this letter.

Very truly yours,

SHIFT TECHNOLOGIES, INC.

/s/ George Arison
George Arison
Chief Executive Officer and Chairman

Cc: Martin C. Glass, Jenner & Block LLP